Filed by US LEC Corp. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: US LEC Corp.
Commission File No.: 0-24061

This filing relates to the proposed transactions pursuant to the terms of the Agreement and Plan of Merger, dated as of August 11, 2006, by and among US LEC Corp. ("US LEC"), PAETEC Corp. ("PAETEC"), WC Acquisition Holdings Corp., a direct wholly-owned subsidiary of PAETEC ("New PAETEC"), WC Acquisition Sub U Corp., a direct wholly-owned subsidiary of New PAETEC and WC Acquisition Sub P Corp., a direct wholly-owned subsidiary of New PAETEC.

PAETEC COMMUNICATIONS

US LEC

voice | data | Internet

PAETEC and US LEC to Combine in
$1.3 Billion Transaction

September 2006

PAETEC COMMUNICATIONS US LEC voice / data / internet

Safe Harbor Statement

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements so long as such information is identified as forward-looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the information.

The use of words such as “may”, “might”, “will”, “should”, “expect”, “plan”, “anticipate”,
“believe”, “estimate”, “project”, “intend”, “future”, “potential” or “continue”, and other similar expressions are intended to identify forward-looking statements.

All of these forward-looking statements are based on estimates and assumptions by management that, although we believe them to be reasonable, are inherently uncertain.
Forward-looking statements involve risks and uncertainties, including, but not limited to, economic, competitive, governmental and technological factors outside of our control, that may cause our business, industry, strategy or actual results to differ materially from those expressed or implied in the forward-looking statements.

These risks and uncertainties may include those discussed in US LEC’s reports on Form 10-K,
Form 10-Q and Form 8-K on file with the Securities and Exchange Commission (“SEC”), and other factors which may not be known to us. Any forward-looking statement speaks only as of its date. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information

New PAETEC will file with the SEC a registration statement that will contain a proxy statement/prospectus regarding the proposed merger transaction between PAETEC and US LEC, as well as other relevant documents concerning the proposed transaction.

Investors and security holders of US LEC are urged to read the proxy statement/prospectus for the transaction and the other relevant documents when they become available because they will contain important information about New PAETEC, PAETEC, US LEC and the proposed merger transaction.

The proxy statement/prospectus will be mailed to stockholders of US LEC prior to their
stockholders meeting.   Investors and security holders of US LEC may obtain free copies of the proxy statement/prospectus and other documents filed by New PAETEC with the SEC

(when they become available) at the SEC’s web site at www.sec.gov.  Free copies of the definitive proxy statement/prospectus and other documents also may be obtained by writing to
PAETEC Corp., One PAETEC Plaza, 600 Willowbrook Office Park, Fairport, New York 14450,
Attention: Investor Relations.

Information regarding the identity of persons who may, under the SEC’s rules, be deemed to be participants in the solicitation of stockholders of US LEC Corp. in connection with the proposed transaction, and their interests in the solicitation, will be set forth in the proxy statement of
US LEC Corp. and in the registration statement that will be filed by New PAETEC with the SEC.

PAETEC COMMUNICATIONS
US LEC voice / data / internet

Summary Highlights

PAETEC and US LEC to combine in a tax-free 100% stock-for-stock merger

NASDAQ / CLEC

Company Name: PAETEC

Two-thirds owned by PAETEC shareholders, one-third owned by US LEC shareholders

Fairport, NY

US LEC and PAETEC’S operations in major locations maintained with several functions based in each

Six members nominated by PAETEC

Three members nominated by US LEC

Deutsche Bank, Merrill Lynch and CIT have provided $850 million of committed financing to effect the transaction

US LEC Preferred redeemed, “overhang” eliminated

Transaction expected to close 4th Quarter 2006

Transaction expected to generate $40 million in run-rate synergies

Listing / Ticker

Ownership

Headquarters

Board of Directors

Management

Financing

Timing

Synergies

Structure

Chairman & CEO:

Arunas Chesonis

Current PAETEC Chairman & CEO

Vice Chairman:

Rick Aab

Current US LEC Chairman

CFO:

Keith Wilson

Current PAETEC CFO

EVP of Integration:

Lyle Patrick

Current US LEC CFO

COO:

E.J. Butler

Current PAETEC COO

Seattle
Oakland
Stockton
San Jose
Salt Lake City
Denver
Colorado Springs
Las Vegas
Los Angeles
Irvine
San Diego
Phoenix
Minneapolis
Green Bay
Madison
Milwaukee
Chicago
Fort Wayne
Detroit
Cleveland
Kansas City
St. Louis
Springfield
Oklahoma City
Dallas
Shreveport
Houston
Indianapolis
Dayton
Cincinnati
Columbus
Louisville
Nashville
Memphis
Knoxville
Chattanooga
Birmingham
Atlanta
Mobile
New Orleans
Pittsburgh
Roanoke
Richmond
Norfolk
Baltimore
Washington DC
Greensboro
Raleigh
Charlotte
Charleston
Jacksonville
Orlando
Tampa
Fort Myers
West Palm Beach
Miami
Syracuse
Rochester
Buffalo
Albany
Poughkeepsie
Wilkes-Barre
Bethlehem
Conshohocken
Philadelphia
Newark
New York
Westchester
Waltham
Manchester
Boston
Providence

PAETEC COMMUNICATIONS US LEC

Complementary Network and Footprint

Note:   Map is representative of connectivity and transport throughout the U.S.  The map also depicts connectivity and routes provided by other carriers.

Switch and Data POPs

Data POPs

States Served

Overlap

PAETEC

US LEC

The combined entity creates one of the strongest

competitive communications providers on the East Coast

PAETEC COMMUNICATIONS US LEC voice / data / Internet

Strategic Rationale

Transaction creates one of the fastest growing competitive communications providers to medium and large enterprises in the U.S.

Creates one of the largest competitive communications providers in the U.S.

Significant size with approximately $1 billion in revenue

Substantial scale with $187 million in Adjusted EBITDA, including synergies, and free cash flow of $109 million(1)

Significant cost synergies savings due to increased scale, redundant network and corporate infrastructure

$25 million Year 1 synergies expected

$40 million run-rate expected (realized in 2008)

Note:   As of LTM 6/30/06.

(1)         Free Cash Flow defined as Adjusted EBITDA – Capex.

PAETEC COMMUNICATIONS US LEC voice / data / internet

Strategic Rationale (Cont’d)

Combination of two customer focused companies with successful operating track records

Expanded geographic footprint

Broader product portfolio

99.3% monthly customer retention

Increased scale and scope

Approximately $1 billion in pro forma revenue

Approximately 2.1 million access lines

Over 45,000 enterprise customers

Presence in 25 of the top 50 MSAs; 52 of the top 100 MSAs

Pro Forma Shares (fully diluted)	108
US LEC Closing Share Price (9/1/2006)	$5.07
Equity Value	$548
Net Debt	$751
Enterprise Value	**$1,299**
Adj. EBITDA w/ Synergies (LTM 6/30/06)	$187
Enterprise Value / Adj. EBITDA	6.9x

Taking into account outstanding rights to acquire shares in the new company, PAETEC security holders would be entitled to receive 72 million shares and US LEC security holders would receive 36 million shares

Pro forma company to have an enterprise value of $1.3 billion

Accelerated retirement of US LEC preferred shares at a $30 million discount to accreted value

Expanded equity capitalization

Transaction Details

Pro Forma Valuation

PAETEC + US LEC Combination

+

72mm shares

(fully diluted)

33.3%

66.7%

Note: Dollars in millions, except per share values.
(1) Includes anticipated synergies of $40 million beginning in 2008.

36mm shares

(fully diluted)

108mm shares

(fully diluted)

(1)

$2,000
$1,500
$1,000
$500
$0
40%
30%
20%
10%
0%
(10%)
(20%)
37.6%
13.5%
9.4%
6.0%
9.4%
$1,417
$1,009
$1,005
$495
$456
$273
$212
XO
PF PAETEC / US LEC
PF TWTC / Xspedius
Deltacom
Talk America
Eschelon
Cbeyond

PAETEC COMMUNICATIONS US LEC

($ in millions)

Revenue and Revenue Growth

Significant Combined Scale

Note: Based on LQA as of 6/30/06, except for Xspedius, which is based on 2007E.

$400
$300
$200
$100
$0
$368
$202
$81
$65
$54
$51
$38
PF TWTC / Xspedius
PF PAETEC / US LEC
XO
Deltacom
Eschelon
Talk America
Cbeyond

(1)

Adjusted EBITDA

(2)

($ in millions)

Significant Combined Scale (Cont’d)

Note: Based on LQA as of 6/30/06 (as reported), except for Xspedius, which is based on 2007E (as reported).

(1)         Includes anticipated synergies of $45 million.

(2)

Includes anticipated synergies of $40 million.

$200
$150
$100
$50
$0
($50)
$165
$121
$30
$24
$7
($9)
($26)
PF TWTC / Xspedius
PF PAETEC / US LEC
Talk America
Deltacom
Eschelon
Cbeyond
XO Communications

(3)

(2)

Strong Free Cash Flow(1)

Note:  Based on LQA as of 6/30/06, except for Xspedius, which is based on 2007E.

(1)         Defined as Adjusted EBITDA less capex.

(2)         Includes anticipated synergies of $45 million.

(3)

Includes anticipated synergies of $40 million.

($ in millions)

PAETEC COMMUNICATIONS US LEC voice / data / internet

Business Strategy

Continue to strengthen customer-focused strategy to effectively serve medium and large enterprises as a premier communications provider

Differentiated service model driving superior customer retention

Drive growth by

Expanding geographic footprint for both sales forces

Cross-selling a broader range of products and services

Generate strong financial results by focusing on end customer revenue growth while maintaining efficient network and back office operations

Leverage similarly architected facilities-based networks to maximize operating efficiency and network costs

US LEC	PAETEC
Facilities-based infrastructure	✓	✓
Medium to large enterprise focus	✓	✓
Predominantly T1	✓	✓
Similar end customer sales model	✓	✓
Differentiation by quality of service	✓	✓
Similar integrated IP strategy	✓	✓
Experienced management team	✓	✓
Industry leading customer retention rates	✓	✓

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Bank of America
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DOITT
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1st Mariner Bank
The George Washington University
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Emory University
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Live your whole life
UPMC
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UT
Scott Clarks Toyota City

PAETEC Communications
US LEC

Focusing on the “Right” Customers

PAETEC

US LEC

Power Systems

New York City

Carolinas

PAETEC COMMUNICATIONS US LEC voice / data / internet

PAETEC and US LEC functional teams have developed a detailed bottoms-
up view of the estimated $40 million in expected annual run-rate cost synergies

Expected cost synergies driven by

Corporate overhead

Sales & marketing

IT

Network and switching

Other SG&A

$25 million of synergies expected to be achieved in 2007 and $40 million in 2008

Very achievable run-rate synergies

4% of PAETEC / US LEC combined revenue

5% of PAETEC / US LEC combined cash costs (SG&A + COGS)

27% of PAETEC / US LEC combined Adjusted EBITDA

No revenue synergies projected in model

Synergies

Sources	
New Revolving Credit Facility	-
New Bank Debt	$800
Cash on Hand	26
Total	**$826**

Uses	
Refinance Existing PAETEC First Lien Debt	$272
Refinance Existing PAETEC Second Lien Debt[1]	102
Refinancing Existing US LEC Debt[1]	158
Purchase of US LEC Preferred[2]	268
Fees and Other	25
Total	**$826**

Cash	$49
Revolver ($50mm undrawn)	-
New Bank Debt	**$800**
Capital Leases	-
Total Debt	**$800**
Net Debt	**$751**

	Statistic	Multiple
Total Bank Debt / LTM Adj. EBITDA	$187[3]	4.3x
Total Debt / LTM Adj. EBITDA		4.3x
Net Debt / LTM Adj. EBITDA		4.0x

Financing & Capital Structure

Deutsche Bank, Merrill Lynch and CIT have provided $850
million of committed financing

Sources & Uses

Pro Forma Capitalization

Note: Dollars in millions.  Balance sheet items projected as of 12/31/06.

(1)         PAETEC Second Lien assumed called at 102.0%.  US LEC debt assumed called at 105.5%.

(2)         Discounted Value of Preferred.

(3)         As of 6/30/06.  Includes run-rate synergies of $40mm.

LTM as of 6/30/2006	PAETEC	US LEC	Pro Forma
Revenue	$551	$408	$959
% Growth (Q2 YoY)	*14.6%*	*11.6%*	*13.5%*
Gross Margin	$289	$210	$499
% of Revenue	*52.4%*	*51.5%*	*52.1%*
SG&A	$205	$153	$359
% of Revenue	*37.3%*	*37.5%*	*37.4%*
Adj. EBITDA	$89	$58	$147
% Margin	*16.1%*	*14.2%*	*15.3%*
Adj. EBITDA including Synergies	NA	NA	$187
% Margin	*NA*	*NA*	*19.5%*
Capex	$45	$33	$78
% of Revenue	*8.2%*	*8.1%*	*8.1%*
Free Cash Flow	$44	$25	$109
% of Revenue	*7.9%*	*6.2%*	*11.4%*
(Total Debt + Preferred) / Adj. EBITDA including Synergies	4.2x	7.4x	4.3x

PAETEC COMMUNICATIONS US LEC voice / data / internet

Financial Overview

(2)

(2)

(3)

(1)

Note: Dollars in millions.

(1)      Adjusted for non-cash SG&A expenses such as non-cash stock compensation, one-time items such as recapitalization related costs and other income. Adjusted EBITDA may differ from similarly titled measures of other companies.

(2)      Includes run-rate synergies of $40mm.

(3)      FCF defined as Adjusted EBITDA – capex.

PAETEC COMMUNICATIONS
US LEC
voice / data / internet

Transaction Highlights

Creates one of the fastest growing competitive communications providers in the U.S.

$1 billion in revenue, $187 million in run-rate Adjusted EBITDA and $109 million in free cash flow

Expanded network footprint and broader product portfolio

Increased scale and scope drive $40 million in run-rate synergies

Q &A

Investors and security holders of US LEC may obtain free copies of the proxy statement (when it becomes available) by writing to US LEC Corp., Morrocroft III, 6801 Morrison Boulevard, Charlotte, North Carolina 28211, Attention: Investor Relations or by telephoning us at (704) 319-1189.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This communication, and other statements that US LEC or PAETEC may make, may contain forward-looking statements, which involve a number of risks and uncertainties. US LEC cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving US LEC and PAETEC, including future financial and operating results, New PAETEC's plans, objectives, expectations and intentions and other statements that are not historical facts.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in US LEC's filings with the Securities and Exchange Commission. These include risks and uncertainties relating to: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the need to develop new products and adapt to significant technological change; implementation of strategies for improving internal growth; realization of potential future savings from new productivity initiatives; dependence on customers that operate in cyclical industries; general worldwide economic conditions and related uncertainties; and the effect of changes in governmental regulations. US LEC undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.